UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                               (Amendment No. 1)1

                          Bridge Street Financial Inc.


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                                (Name of Issuer)

                                  Common Stock


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                         (Title of Class of Securities)

                                    10805U109


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                                 (CUSIP Number)

                                December 31, 2004


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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)







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1 The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS.
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Burnham Financial Services Fund
             13-4052634

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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [  ]

             (b)  [  ]
------------ -------------------------------------------------------------------
3            SEC USE ONLY

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4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------ -------------------------------------------------------------------
    NUMBER OF SHARES       5        SOLE VOTING POWER
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON             140,000 shares
          WITH
-------------------------- -------- --------------------------------------------
                           6        SHARED VOTING POWER

                                    Not Applicable
-------------------------- -------- --------------------------------------------
                           7        SOLE DISPOSITIVE POWER

                                    140,000 shares
-------------------------- -------- --------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                    Not Applicable
-------------------------- -------- --------------------------------------------
9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             140,000 shares
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10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
              EXCLUDES CERTAIN SHARES*

             Not Applicable
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11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             5.30%
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12           TYPE OF REPORTING (SEE INSTRUCTIONS)

             IV
------------ -------------------------------------------------------------------

ITEM 1(A).                  NAME OF ISSUER:

                            Bridge Street Financial Inc.

ITEM 1(B).                  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                            44 Bridge Street
                            Oswego, New York 13126

ITEM 2(A).                  NAME OF PERSON(S) FILING:

                            Burnham Financial Services Fund

ITEM 2(B).                  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                            RESIDENCE:

                            1325 Avenue of the Americas, 26th Fl
                            New York, NY 10019

ITEM 2(C).                  CITIZENSHIP:

                            Burnham Financial Services Fund is a Series of Burnham Investors Trust, which is a statutory trust organized under the laws of the state of Delaware.

ITEM 2(D).                  TITLE OF CLASS OF SECURITIES:

                            Common Stock

ITEM 2(E).                  CUSIP NUMBER:

                            CUSIP No. 10805U109

ITEM 3.                     IF THIS STATEMENT IS FILED PURSUANT TO
                            RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                            (a) [   ] Broker or dealer registered under section
                             15 of the Act (15 U.S.C. 780).

                            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                            (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                            (d) [X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                            (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                            (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                            (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                            1813);

                            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                            (j) [ ] Group, in accordance with
                            ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.                     OWNERSHIP

                            Burnham Financial Services Fund (the "Fund") is a registered open-end investment company that beneficially owns the shares of the Issuer's common stock set forth below. The sole right to vote and dispose of the shares of the Issuer's common stock has been delegated by the Fund's investment adviser, Burnham Asset Management Corp., to Mendon Capital Advisors Corp. ("Mendon"), in Mendon's capacity as an investment subadviser.

                            (a.) Amount beneficially owned: 140,000 shares

                            (b.) Percent of class owned by: 5.30%

                            (c.) Number of shares as to which the person has:

                                      1. Sole power to vote or to direct the
                                      vote: 140,000 shares

                                      2. Shared power to vote or to direct the vote: Not Applicable

                                      3. Sole power to dispose of or direct the disposition of: 140,000 shares

                                      4. Shared power to dispose or to direct
                                      the disposition of: Not Applicable

ITEM 5.                     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: [ ]

ITEM 6.                     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                            ANOTHER PERSON:

                            Burnham Financial Services Fund (the "Fund") is a registered open-end investment company that beneficially owns 5.30% of the Issuer's common stock. The sole right to vote and dispose of the shares of the Issuer's common stock has been delegated by the Fund's investment adviser, Burnham Asset Management Corporation, to Mendon Capital Advisors Corp., a registered investment adviser ("Mendon"), in Mendon's capacity as an investment subadviser. To the knowledge of the Fund, no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer, other than Mendon, which beneficially owns 8.68% of the Issuer's common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                            Not Applicable

ITEM 8.                     IDENTIFICATION AND CLASSIFICATION OF
                            MEMBERS OF THE GROUP:

                            Not Applicable
ITEM 9.                     NOTICE OF DISSOLUTION OF GROUP:

                            Not Applicable
ITEM 10.                    CERTIFICATION:

                            By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.


                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 31st day of March, 2005.

                                   Burnham Financial Services Fund


                                   By:      /s/ Michael E. Barna
                                                                ---------------
                                            By:      Michael E. Barna
                                            Its:     Chief Financial Officer